UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.    )*

FTD Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

30267U 10 8

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2005

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30267U 10 8	Schedule 13D	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors IV, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,406,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital IV, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,406,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Partnership Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,406,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 30267U 10 8	Schedule 13D	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,406,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 30267U 10 8	Schedule 13D	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,406,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 30267U 10 8	Schedule 13D	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): John M. Baumer
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 5,000 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 5,000 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,411,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Timothy J. Flynn
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 0 (8) Shared Voting Power 15,562,695 (9) Sole Dispositive Power 0 (10) Shared Dispositive Power 15,562,695

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,562,695
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.6% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 9 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peter J. Nolan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF, PF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	☐
(6)	Citizenship or Place of Organization: United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7) Sole Voting Power 5,000 (8) Shared Voting Power 15,406,249 (9) Sole Dispositive Power 5,000 (10) Shared Dispositive Power 15,406,249

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 15,411,249
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
(13)

Percent of Class Represented by Amount in Row (11):

            53.1% beneficial ownership of the voting stock based upon 29,016,591 shares of

            Common Stock outstanding immediately after the consummation of the Issuer’s initial public offering.

(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 30267U 10 8	Schedule 13D	Page 10 of 16 Pages

ITEM 1. SECURITY AND ISSUER

This Statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01, (the “Common Stock”) of FTD Group, Inc., a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 3113 Woodcreek Drive, Downers Grove, Illinois 60515.

ITEM 2. IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being filed by Green Equity Investors IV, L.P., a Delaware limited partnership (“GEI IV”), GEI Capital IV, LLC, a Delaware limited liability company (“GEIC”), Green Partnership Holdings, L.P., a Delaware limited partnership (“GPH”), Leonard Green & Partners, L.P., a Delaware limited partnership (“LGP”), LGP Management, Inc., a Delaware corporation (“LGPM”), John M. Baumer, Timothy J. Flynn and Peter J. Nolan (collectively, “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D (the “Joint Filing Agreement,” attached hereto as Exhibit 7.3).

GEI IV is the record owner of the 15,406,249 shares of Common Stock of the Issuer reported herein. GEI IV’s principal business is to pursue investments. GEIC is the general partner of GEI IV. GEIC’s principal business is to act as the general partner of GEI IV. GPH is a limited partner of GEI IV. GPH’s principal business is to serve as a limited partner of GEI IV. LGP is an affiliate of GEIC. LGP’s principal business is to act as the management company of GEI IV and other affiliated funds. LGPM is the general partner of LGP. Due to their relationship with GEI IV, each of GEIC, GPH, LGP and LGPM may be deemed to have shared voting and investment power with respect to the Common Stock beneficially owned by GEI IV. As such, GEIC, GPH, LGP and LGPM may be deemed to have shared beneficial ownership of the Common Stock of which GEI IV is the owner. Each of GEIC, GPH, LGP and LGPM, however, disclaims beneficial ownership of such shares of Common Stock.

John M. Baumer, Timothy J. Flynn and Peter J. Nolan directly (whether through ownership interest or position) or indirectly through one or more intermediaries, may be deemed to control GEI IV, GEIC, GPH, LGP and/or LGPM. Each of Messrs. Baumer, Flynn and Nolan is a director of the Issuer and a partner of LGP and may be deemed to have shared voting and investment power with respect to the Common Stock owned by GEI IV. As such, Messrs. Baumer, Flynn and Nolan may be deemed to have shared beneficial ownership over such shares of Common Stock. Messrs. Baumer, Flynn and Nolan, however, disclaim beneficial ownership of such shares of Common Stock.

Timothy J. Flynn is a member of FTD Co-Investment LLC and may be deemed to have shared voting and investment power with respect to all Common Stock beneficially owned by FTD Co-Investment LLC. As such, Messr. Flynn may be deemed to have shared beneficial ownership over such shares of Common Stock. Messr. Flynn, however, disclaims beneficial ownership of such shares of Common Stock owned by FTD Co-Investment LLC.

CUSIP No. 30267U 10 8	Schedule 13D	Page 11 of 16 Pages

(b)	The address of each of the Reporting Persons is 11111 Santa Monica Boulevard, Suite 2000, Los Angeles, California 90025.

(c)	Not applicable to GEI IV, GEIC, GPH, LGP or LGPM.

John M. Baumer is a partner of LGP and a member of the board of directors of the Issuer.

Timothy J. Flynn is a partner of LGP and a member of the board of directors of the Issuer.

Peter J. Nolan is a partner of LGP and a member of the board of directors of the Issuer.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Messrs. Baumer, Flynn and Nolan are each citizens of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 24, 2004, Mercury Man Holdings Corporation (now known as the Issuer) acquired FTD, Inc. in a going private transaction (the “Going Private Transaction”). After the Going Private Transaction, GEI IV and FTD Co-Investment LLC, an affiliate of GEI IV, held 36,156,000 and 395,000 shares of Common Stock of the Issuer, respectively. See Item 6 for further discussion of the Going Private Transaction.

On July 7, 2004, GEI IV purchased 100,000 shares of Common Stock owned by Ann M. Hofferberth for a purchase price of $100,000 and 100,000 shares of Common Stock owned by Carrie A. Wolfe at a purchase price of $100,000. On July 12, 2004, GEI IV purchased 3,014,000 shares of Common Stock owned by Robert L. Norton for a purchase price of $3,014,000.

On February 14, 2005, the Issuer consummated an initial public offering (the “IPO”). Immediately prior to the consummation of the IPO, the Issuer effected a 1-for-3 reverse stock split. GEI IV acquired 2,282,914 shares of Common Stock in the IPO at the initial public offering price of $13.00 per share, using funds from working capital. FTD Co-Investment LLC acquired 24,779 shares of Common Stock in the IPO at the initial public offering price of $13.00. Immediately following the IPO, GEI IV and FTD Co-Investment LLC beneficially owned 15,406,249 and 156,446 shares of Common Stock, respectively.

CUSIP No. 30267U 10 8	Schedule 13D	Page 12 of 16 Pages

On February 16, 2005, John M. Baumer acquired 5,000 shares of Common Stock with personal funds.

On February 17, 2005, Peter J. Nolan acquired 5,000 shares of Common Stock with personal funds.

ITEM 4. PURPOSE OF TRANSACTION

GEI IV and the other Reporting Persons acquired the Common Stock for investment purposes. GEI IV and certain of the Reporting Persons, including John M. Baumer, Timothy J. Flynn and Peter J. Nolan, intend to participate in the management of the Issuer through representation on the Issuer’s board of directors. For further information, see Items 2 and 6 hereof.

Except as disclosed in this Item 4, none of GEI IV nor any of the other Reporting Persons has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
GEI IV	0	15,406,249	15,406,249	53.1%
John M. Baumer	5,000	15,406,249	15,411,249	53.1%
Timothy J. Flynn	0	15,562,695	15,562,695	53.6%
Peter J. Nolan	5,000	15,406,249	15,411,249	53.1%
Other Reporting Persons	0	15,406,249	15,406,249	53.1%

CUSIP No. 30267U 10 8	Schedule 13D	Page 13 of 16 Pages

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the Common Stock in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Prior to February 24, 2004, FTD, Inc. was a public company listed on the Nasdaq National Market. On February 24, 2004, FTD, Inc. was acquired in a going private transaction by, and became a wholly-owned subsidiary of, the Issuer.

The Going Private Transaction was financed, in part, by GEI IV and FTD Co-Investment LLC, including a $72.2 million investment in the Issuer’s 14% Senior Redeemable Exchangeable Cumulative Preferred Stock (the “Senior Preferred Stock”), a $72.2 million investment in the Issuer’s 12% Junior Redeemable Exchangeable Cumulative Preferred Stock (the “Junior Preferred Stock”) and a $36.6 million investment in the Issuer’s Common Stock. The Issuer used a portion of the proceeds from the IPO to repurchase a portion of its outstanding Senior Preferred Stock, and has stated that it intends to use the remainder of the proceeds from the IPO to repurchase the remainder of the outstanding Senior Preferred Stock and all of the outstanding Junior Preferred Stock on or about February 25, 2005. As a result of these proposed repurchases, there will no longer be any Senior Preferred Stock or Junior Preferred Stock outstanding.

On September 30, 2004, the Issuer, GEI IV, FTD Co-Investment LLC and certain other stockholders of the Issuer entered into an Amended and Restated Stockholders Agreement (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, GEI IV has unlimited rights to demand that the Issuer file a registration statement covering the shares of the Issuer’s Common Stock held by GEI IV. GEI IV also has unlimited “piggy-back” registration rights under the Stockholders Agreement. In the event the Issuer registers any of its capital stock or any other securities under the Securities Act, GEI IV may require the Issuer to include all or a portion of its registrable securities in the registration statement. At the election of GEI IV, FTD Co-Investment LLC may participate in any demand registration or “piggy-back” registration on a pro rata basis or such other basis as GEI IV shall determine, provided that FTD Co-Investment LLC shall comply with certain terms and conditions of the Stockholders Agreement. Certain other holders of the Issuer’s Common Stock also have “piggyback” registration rights pursuant to the Stockholders Agreement.

Prior to the Issuer’s IPO, the Stockholders Agreement was amended by Amendment No. 1 to Amended and Restated Stockholders Agreement (the “Amendment No. 1”) to provide that the “piggy-back” registration rights provided in the Stockholders Agreement shall not apply to the registration effected by the Issuer in connection with the IPO.

CUSIP No. 30267U 10 8	Schedule 13D	Page 14 of 16 Pages

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Stockholders Agreement and Amendment No. 1, filed herewith as Exhibits 7.1 and 7.2 and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

7.1	Amended and Restated Stockholders Agreement, dated as of September 30, 2004 (incorporated by reference to Exhibit 4.5 to FTD Group, Inc.’s Form S-1, filed with the Securities and Exchange Commission on November 23, 2004).

7.2	Form of Amendment No. 1 to Amended and Restated Stockholders Agreement, dated as of September 30, 2004 (incorporated by reference to Exhibit 4.11 to FTD Group, Inc.’s Form S-1/A, filed with the Securities and Exchange Commission on February 4, 2005).

7.3	Joint Filing Agreement, dated February 24, 2005 (filed herewith).

7.4	Power of Attorney, dated February 24, 2005 (filed herewith).

CUSIP No. 30267U 10 8	Schedule 13D	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 24, 2005

Green Equity Investors IV, L.P.
By: GEI Capital IV, LLC, its General Partner

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

GEI Capital IV, LLC

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Manager

Green Partnership Holdings, LLC

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Member

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

LGP Management, Inc.

By:	/s/ JONATHAN D. SOKOLOFF
Name:	Jonathan D. Sokoloff
Title:	Vice President

/s/ JOHN M. BAUMER
John M. Baumer

/s/ TIMOTHY J. FLYNN
Timothy J. Flynn

/s/ PETER J. NOLAN
Peter J. Nolan

CUSIP No. 30267U 10 8	Schedule 13D	Page 16 of 16 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
7.1	Amended and Restated Stockholders Agreement, dated as of September 30, 2004 (incorporated by reference to Exhibit 4.5 to FTD Group, Inc.’s Form S-1, filed with the Securities and Exchange Commission on November 23, 2004).

7.2	Form of Amendment No. 1 to Amended and Restated Stockholders Agreement, dated as of September 30, 2004 (incorporated by reference to Exhibit 4.11 to FTD Group, Inc.’s Form S-1/A, filed with the Securities and Exchange Commission on February 4, 2005).

7.3	Joint Filing Agreement, dated February 24, 2005 (filed herewith).

7.4	Power of Attorney, dated February 24, 2005 (filed herewith).